Filed Pursuant to Rule 424(b)(3)
Registration No. 333-222533

JONES LANG LASALLE INCOME PROPERTY TRUST, INC.
SUPPLEMENT NO. 14 DATED FEBRUARY 1, 2021
TO THE PROSPECTUS DATED APRIL 8, 2020

This supplement No. 14 is part of the prospectus of Jones Lang LaSalle Income Property Trust, Inc. and should be read in conjunction with the prospectus. Terms used in this supplement No. 14 and not otherwise defined herein have the same meanings as set forth in our prospectus and any supplements thereto. The purpose of this supplement is to disclose:
•the status of our share repurchase plan;
•the acquisition of Siena Suwanee Town Center;
•changes to our valuation guidelines; and
•the recent share pricing information.
Share Repurchase Plan Status
During the period of January 1, 2021 through January 31, 2021, we redeemed 1,208,641 shares for a total of approximately $14,047,000 pursuant to our share repurchase plan. Shares are not eligible for repurchase for the first year after purchase except upon death or disability of the stockholder. Shares issued pursuant to our distribution reinvestment plan are not subject to the one-year holding period. Eligible share repurchases during the period from January 1, 2021 through March 31, 2021 are limited to approximately $100,476,000 which is 5% of the NAV of all classes of shares as of the last business day of the previous calendar quarter.
Acquisition
On December 15, 2020, we acquired Siena Suwanee Town Center, a 240-unit, luxury apartment community in the affluent north-Atlanta suburb of Suwanee, Georgia. The purchase price was approximately $70 million.
Changes to our Valuation Guidelines
Our Valuations Guidelines (the “Guidelines”) were modified to reflect that properties included in a DST offering will be valued at cost until the quarterly appraisal cycle during the quarter following the first full calendar quarter in which the DST Property is owned, and thereafter will be valued before the commencement of the DST Offering for purposes of determining the price for beneficial interests in the DST Properties in such DST Offering regardless of the valuation schedule otherwise applicable pursuant to these Valuation Guidelines, and no subsequent valuation of such DST Properties will be performed until the earlier of (i) ninety (90) days from the date of the last closing on the DST Offering and (ii) one (1) year from the commencement of the DST Offering.

Recent Share Pricing Information
Below is the daily NAV per share, as determined in accordance with our valuation guidelines, for each business day from January 1 to January 31, 2021, for each of our classes of common stock:

Date	NAV per Share
	Class A	Class M	Class A-I	Class M-I	Class D (1)
January 4, 2021	$11.60	$11.62	$11.63	$11.63	$11.61
January 5, 2021	$11.60	$11.62	$11.63	$11.63	$11.61
January 6, 2021	$11.60	$11.62	$11.63	$11.63	$11.61
January 7, 2021	$11.60	$11.62	$11.63	$11.63	$11.61
January 8, 2021	$11.60	$11.62	$11.63	$11.63	$11.61
January 11, 2021	$11.60	$11.63	$11.64	$11.63	$11.62
January 12, 2021	$11.60	$11.63	$11.64	$11.63	$11.62
January 13, 2021	$11.60	$11.63	$11.64	$11.63	$11.62
January 14, 2021	$11.60	$11.63	$11.64	$11.64	$11.62
January 15, 2021	$11.61	$11.63	$11.64	$11.64	$11.62
January 19, 2021	$11.61	$11.64	$11.65	$11.64	$11.63
January 20, 2021	$11.61	$11.64	$11.65	$11.64	$11.63
January 21, 2021	$11.61	$11.64	$11.65	$11.65	$11.63
January 22, 2021	$11.61	$11.64	$11.65	$11.65	$11.63
January 25, 2021	$11.62	$11.64	$11.65	$11.65	$11.63
January 26, 2021	$11.62	$11.65	$11.66	$11.65	$11.64
January 27, 2021	$11.62	$11.64	$11.65	$11.65	$11.63
January 28, 2021	$11.62	$11.65	$11.66	$11.66	$11.64
January 29, 2021	$11.61	$11.64	$11.65	$11.65	$11.63
(1)     Shares of Class D common stock are currently being offered pursuant to a private placement offering.
Purchases and repurchases of shares of our common stock will be made based on the appropriate day’s applicable per share NAV. On each business day, our NAV per share for each public offered share class, is posted on our website, www.JLLIPT.com, and made available on our toll-free, automated telephone line, (855) 652-0277.